UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 18, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Borneo Resource Investments Ltd.

File No. 000-54707 - CF#28876

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Borneo Resource Investments Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10 filed on May 11, 2012, as amended on August 14, 2012 and November 9, 2012.

Based on representations by Borneo Resource Investments Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.7	through August 14, 2022
Exhibit 10.9	through August 14, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel